REG TECHNOLOGIES INC.

Suite 240 – 1170 Hammersmith Way

Richmond, BC  V7A 5E9

Tel:  604.278-5996

Fax:  604.278.3409

September 29, 2010

MANAGEMENT DISCUSSION & ANALYSIS

This  discussion  and  analysis  should  be  read  in  conjunction  with  our  interim  consolidated  financial statements  and  related  notes  thereto  for  the  three  months  ended  July  31,  2010,  as  well  as  our  audited financial  statements  and  accompanying  Management’s  Discussion  &  Analysis  for  the  year  ended  April

30,   2010,   which   have   been   prepared   in   accordance   with   Canadian   generally   accepted   accounting

principles.    All  amounts  in  the  financial  statements  and  this  discussion  and  analysis  are  expressed  in

Canadian dollars, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Certain statements  contained in this MD&A  using the terms “may”, “expects to”, “projects”, “estimates”,

“plans”,  and  other  terms  denoting  future  possibilities,  including  our  expectations  and  objectives,  are forward-looking  statements  in  respect  to  various  issues  including  upcoming  events  based  upon  current expectations,  which  involve  risks  and  uncertainties  that  could  cause  actual  outcomes  and  results  to  differ

materially.   These  statements  reflect  the  current  views  of  management  with  respect  to  future  events  and

are  subject  to  risks,  uncertainties  and  other  factors.    Our  actual  results,  performance  or  achievements

could   differ   materially   from   those   expressed   in,   or   implied   by,   these   forward-looking   statements,

including those described in  our financial statements,  Management’s Discussion & Analysis and Material

Change  Reports  filed  with  the  Canadian  Securities  Administrators.   Accordingly,  no  assurances  can  be

given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that we will derive therefrom.

All  subsequent  forward-looking  statements,  whether  written  or  oral,  attributable  to  our  company  or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

Overview

We are a development stage company engaged in the business of developing and commercially exploiting an  improved  axial  vane-type  rotary  engine  known  as  the  RadMax™  rotary  technology  (the  “Technology”

or the “RadMax Engine”), used in the design of lightweight and high efficiency engines, compressors and pumps.  Since  no  marketable  product  has  yet  been  developed,  we  have  not  received  any  revenues  from operations.

We  are  a  reporting  issuer  in  British  Columbia  and  Alberta  and  trade  on  the  TSX  Venture  Exchange  (the

(“TSX.V”) under the symbol “RRE”.  We are also listed on the OTC BB under the symbol “REGRF”.

The  worldwide  marketing  and  intellectual  rights  to  the  Technology,  other  than  in  the  US,  are  held  by  us

and   REGI   owns   the   US   marketing   and   intellectual   rights.     We   own   4.5   million   shares   of   REGI,

representing a 16% interest.   We have a project cost sharing agreement with REGI whereby we each fund

50% of the costs of developing the Technology.

Based  upon  testing  work  performed  by  independent  organizations  on  prototype  models,  we  believe  that the  RadMax  Engine  holds  significant  potential  in  a  number  of  other  applications  ranging  from  small

stationary   equipment   to   automobiles   and   aircraft.   In   additional   to   its   potential   use   as   an   internal

combustion  engine,  the  RadMax  Engine design  is  being  employed in  the  development  of  several  types  of

compressors,  pumps,  expanders  and  other  applications.   The  mechanism  can  be  scaled  to  match  virtually

any size requirement.

To  date,  several  prototypes  of  the  RadMax  Engine  have  been  tested  and  additional  development  and

testing   work   is   continuing.     We   believe   that   such   development   and   testing   will   continue   until   a

commercially  feasible  design  is  perfected.    There  is  no  assurance  at  this  time,  however,  that  such  a

commercially  feasible  design  will  ever  be  perfected,  or  if  it  is,  that  it  will  become  profitable.    If  a

commercially  feasible  design  is  perfected,  we  do,  however,  expect  to  derive  revenues  from  licensing  the

Technology, regardless of  whether actual commercial production is ever  achieved.   There is  no assurance

at  this  time,  however,  that  revenues  will  ever  be  received  from  licensing  the  Technology,  even  if  it  does prove to be commercially feasible.

Based  on  the  market  potential,  we  believe  the  RadMax  Engine  is  well  suited  for  application  to  internal combustion engines, pumps, compressors and expansion engines.

The  RadMax  Engine  must  be  technologically  superior  to  other  engines  that  competitors  offer  and  must

have  a  competitive  price/performance  ratio  to  adequately  penetrate  its  potential  markets.   A  number  of

rotary  engines  have  been  designed  over  the  past  80  years  but  only  one,  the  Wankel,  has  been  able  to achieve mechanical practicality and any significant market acceptance.

We  have  tested  the  RadMax  Engine  technology  for  interested  customers.   To  date,  we  have  granted  an

option  for  a  license  for  certain  applications  to  a  Fortune  1000  company,  which  has  evaluated  the

RadMaxEngine design and assisted in the development and testing at no cost to us.

Products and Projects

RadMax™ Engine

Based   on   a   review   of   published   industry   literature   by   our   thermodymanics   engineer,   Dr.   Allen

MacKnight,  PhD.,  we  believe  that  the  RadMax  Engine  could  achieve  improved  fuel  consumption  when

compared   to   gasoline   and   turbine   engines.     Specifically,   a   given   volume   of   diesel   fuel   contains

approximately   30%   more   energy   that   the   same   volume   of   gasoline   and   diesel   engines   consume

approximately  0.4  pounds  of  fuel  for  every  horsepower hour.   As  a  point  of  reference,  all  turbine  engines

consume approximately 0.8 pounds of fuel for every horsepower hour.

To  bring  the  RadMax  Engine  from  concept  to  reality,  a  number  of  milestones,  or  steps,  are  required  for

ultimate  qualification.    These  start  with  concept  drawings  and  presentations,  and  lead  to  testing  by independent agencies to validate the emissions, horsepower, and other critical metrics.

Together with REGI, we have been working with a Fortune 1000 company since April 2008 in evaluating

and   considering   technical   solutions   in   developing   the   RadMax   Engine   application   based   on   a

specification  of  its  industry  partner.   Under  the  terms  of  a  confidentiality  agreement,  we  are  prohibited from publishing the name of the partner or discussing the partner’s specific application.

The  agreement  gives  the  Fortune  1000  company  an  option  for  90  days  after  the  completion  of  the evaluation period to enter into a letter of intent for exclusive commercial and military markets. They have a  period  of  12  months  after  completion  of  the  evaluation  period  to  enter  into  a  letter  of  intent  for  a  non-

exclusive license for the RadMax Engine for certain commercial and military markets.

We  retained  Belcan  Engineering  Services  of  Phoenix,  AZ  to  review  the  Fortune  1000  diesel  engine design  before  production  of  the  prototype,  which  review  was  to  help  to  ensure  a  streamlined  and  timely

fabrication  process.   Following  the  design  review,  the  next  step  will  be  to  fabricate  RadMax  Engine  parts

and assemblies, validate assembly  operations, and conduct component, assembly, and system tests.   After

multiple   technical   meetings   with   Belcan   Engineering   Services,   the   following   results   have   been

accomplished:

•     familiarization   with   the   RadMax   Engine   baseline   design,   including   mechanical   operation,

friction;

•     contributors and sealing approach;

•     shared understanding of the vane actuation system;

•     determination of vane loads in compressor and engine applications;

•     preliminary evaluation of thermodynamics and determination of potential hot spots;

•     evaluation of compression ratio, and recommendations for design modifications; and

•     assessment of all bearings – main bearings which control all rotating components, linear bearings which  control  the  vane  actuators,  and  journal  bearings  which  facilitate  wheel  operations  on  the fixed stators.

Belcan’s   technical   assignment   was   to   optimize   the   design   of   the   diesel   engine   application   which

comprises  the  vanes,  push  rods,  and  a  lift  block  that  interface  with  a  stator.   The  review  of  the  RadMax

Engine   thermodynamics   and   vane-actuation   systems   were   performed   first.     All   recommendations

resulting   from   these   reviews   were   evaluated   and   changes   into   the   RadMax   Engine   baseline   were

incorporated as appropriate.

The  design  review  covered  thermodynamic  engineering  work,  material  selections,  sealing  solutions,

component geometry, mechanical integration, operating limitations and a vital assembly review.

The   resultant   thermodynamics   report   included   recommendations   for   RadMax   Engine   materials,

thicknesses,  tolerances,  and  coatings.   One  specific  recommendation  is  to  fabricate  the  cam  using  lighter weight materials to take advantage of its improved thermal conductivity.

In June 2010, REGI met with representatives of the Fortune 1000 company and conducted a review of the engine  analysis,  design,  and  fabrication  plans.  At  the  completion  of  the  review,  we  announced  that  the design  review  indicates  the  acceptance  of  the  demonstration  RadMax  Engine,  subject  to  a  few  minor action  items  that  have  since  been  resolved.  The  objective  of  the  review  was  to  obtain  approval  to commence  fabrication  of  the  demonstration  diesel  engine.  A  revised  drawing  package  and  computer models of the updated components were submitted to the Fortune 1000 Company for final review.

On  August  12,  2010,  following  two  years  of  technical  assessments  and  design  reviews,  the  engineering team  confirmed  that  the  RadMax  Engine  engineering  drawings  were  complete,  additional  technical reviews  were  not  necessary  and  we  would  proceed  with  building  the  RadMax  demonstration  prototype.

Commercial  item  procurement,  parts  fabrication  and  preparation  for  prototype  testing  are  underway.  Our

target  is  to  complete  prototype  fabrication  and  start  initial  testing  before  the  end  of  2010.    This  event

represents the completion of another significant milestone.

After  completion  of  our  Request  for  Proposals  to  three  pre-qualified  bidders  to  provide  a  fixed-price

quotation   we   selected   Path   Technologies   Inc.   (“Path   Tech”),   of  Painesville,   Ohio,   to   fabricate   the

prototype  RadMax  Engine.   .  Upon  the  commencement  of  the  fabrication  stage,  we  will  integrate  those parts, along with other commercial items (fuel injection, for example) to produce the prototype engine.

RadMax™ Pump

We  actively  pursued  the  development  of  the  RadMax™  Pump  from  early  2007  until  March  2008.   From

September  2007  until  March  2008,  we  worked  with  an  industry  partner  in  the  water  pump  industry.  The partner  evaluated  the  pump  as  a  potential  new  product  offering  as  part  of  its  fire  engine  chemical

dispersant  product  line.   The  evaluation  and  test  period ended  when  the  partner  had a  change  in  its  senior

management and their leading advocate left the company.   Until there is further interest established in the

RadMax™ Pump by an end user, no further work is anticipated.

RadMax Compressor

We  then  focused  our  technical  resources  on  validating  the  seals  for  a  compressor  application,  leading towards the technology incorporation in the RadMax Engine.

In  February  2009  the  pump  was  set  up  in  our  Richmond,  B.C.  laboratory,  for  demonstration  to  interested

parties.   It  is  a  fully  functional  prototype  capable  of  pumping  twice  its  internal  volume  every  revolution.

Future  development  would  take  the  form  of  customization  based  on  interest  from  another  industry

partner.   Commercialization  requires  tooling  to  significantly  reduce  the  cost  of  the  pump  in  a  production environment.

We actively pursued the development of high pressure metal seals using the RadMax™ Compressor from

July  2007  until  September  2007.  The  technical  concept  of  high  pressure  metal  seals  was  validated  in  a

prototype  compressor  test  bed  that  was  fabricated  from  residual  hardware.    There  was  no  immediate

interest by  an industry  partner to enter intoa joint development of the RadMax™ Compressor. Until there is  further  interest  established  in  the  RadMax™  Compressor  by  an  end  user,  no  further  work  will  be conducted.

Summary of Quarterly Results

The following is a summary of our financial results of eight of our most recently completed quarters:

Three

Three

Three

Three

Three

Three

Three

Three

months

months

Months

Months

Months

months

Months

Months

Description

ended

ended

ended

ended

ended

ended

ended

ended

July 31,     April 30,      Jan. 31,

Oct. 31,

July 31,      April 30,

Jan. 31,

Oct. 31,

2010

2010

2010

2009

2009

2009

2009

2008

$

$

$

$

$

$

$

$

Net Revenues

0

0

0

0

0

0

0

0

Income or

    loss before

    other items

Total

(99,643)      (177,367)      (185,081)      (167,292)      (159,926)      (207,812)

(140,244)      (181,250)

Per share

(0.00)

(0.02)

(0.004)

(0.006)

(0.00)

(0.02)

(0.00)

(0.01)

Net loss for

    period

Total

(61,898)      (113,407)      (105,852)      (157,669)

(77,974)

23,512

(121,958)      (166,446)

Per share

(0.00)

(0.02)

(0.004)

(0.006)

(0.00)

(0.00)

(0.00)

(0.01)

As we are in a development stage company, variances by quarter reflect overall corporate activity  and are also  impacted  by  factors  which  are  not  recurring  each  quarter,  such  as  research  and  development  costs and financing costs.

The  fluctuations  in  net  loss  are  mainly  due  to  the  difficulties  faced  by  small  companies  when  it  comes  to

raising  funds  in  the  current  economic  climate.     When  a  financing  is  completed,  expenditures  rise,

increasing the net loss.  As those funds are allocated, expenditures decline, reducing the net loss.

Results of Operations

We  incurred  a  net  loss  of  $61,898  for  the  three  months  ended  July  31,  2010,  compared  to  a  net  loss  of

$77,974  for  the  three  months  ended  July  31,  2009.   Significant  changes  from  the  first  quarter  in  2010  to the first quarter in 2011 are as follows:

−      In  2011  we  had  a  convertible  debenture  of  principal  amount  of  $50,000.  Interest  of  $955  was recorded on the loan during the period;

−      In 2011 we slightly  increased shareholder communication expenses  from $10,503 to $12,462 due to our effort to increase investor awareness;

−      From  first  quarter  of  2010  to  first  quarter  of  2011  office  expenses  decreased  from  $11,777  to

$5,763,  professional  fees  decreased  from  $38,313  to  $16,168,  rent  and  utility  decreased  from

$8,144  to  $1,677,  wages  and  benefit  decreased  from  $7,047  to  $6,870,  all  due  to  our  effort  to streamline our operations and share costs with our associated companies;

−      Research  and  development  expenses   decreased  from  $45,626  to  $33,957,  because   we   have

reached a stage where one of the research members’ work is not required as much as in 2010;

−      In  2010  we  had  stock  based  compensation  for  options  granted;  in  2011  we  did  not  grant  any options and no options vested during the period.

All other operating expenses, including management and director fees stay  constant from the same period in last year.

In  2010  we  had  gain  of  $12,327  on  sale  of  our  REGI  shares;  in  the  current  period  we  have  received proceeds  from  investors  who  signed  subscription  agreements  with  us  for  REGI  shares,  but  we  have  not transferred the shares to the investors, so have not recognized the gain or loss on the sales.

In  2010  we  had  unrealized  gain  of  $69,625  on  financial  instrument  –  the  warrants  issued  with  the  sale  of our REGI shares; in the current period we had the same gain of $37,745 on the warrants. The amounts are determined using Black-Scholes option pricing model.

Liquidity and Capital Resources

As of July 31, 2010 we had a cash position of $88, compared to $364 as at the year ended April 30, 2010,

representing  a  decrease  of  $276.  As  at  July  31,  2010,  we  had  a  working  capital of  $163,072, compared  to a working capital of $219,216 as at April 30, 2010.

During the three  month period ended July  31, 2010 we issued a  convertible debenture for $50,000, which

bears  interest  at  8%  per  annum,  payable  monthly,  is  unsecured  and  due  on  June  1,  2011.   The  unpaid

amount  of  principal  can  be  converted  at  any  time  at  the  holder’s  option  into  common  shares  at  a  price  of

$0.20  per  share.   We  have  the  option  to  repay  the  principal  and  accrued  interest  before  the  due  date  with

30 days advance notice.

We did not issue any equity securities during the three months ended July 31, 2010.

We  are  owed  $678,545  by  REGI,  which  receivable  relates  to  REGI’s  50%  share  of  recent  project  costs

for  the  RadMax  Engine  pursuant  to  the  project  cost  sharing  agreement.    REGI  currently  lacks  any

liquidity in which to fund its share of the costs.

During the year ended April 30, 2010, we financed our operations by  way  of share subscriptions pursuant

to  private  placements  for  total  net  proceeds  of  $375,786.   We  also  received  proceeds  of  $240,395  from

the sale of shares of REGI, representing a gain of $142,815.

We   are   still   in   the   development   stage   of   our   business   and   expect   to   continue   with   research   and

development  activities  for  the  near  future.   We  do  not  expect  to  generate  significant  revenues  in  the  near future  and  will  have  to  continue  to  rely  upon  the  sale  of  equity  securities  to  raise  capital  or  shareholder

loans.   Fluctuations  in  our  share  price  may  affect  our  ability  to  obtain  future  financing  and  the  rate  of dilution to existing shareholders.

We  have  no  funding  commitments  or  arrangements  for  additional  financing  at  this  time  and  there  is  no

assurance  that  we  will  be  able  to  obtain  any  additional  financing  on  terms  acceptable  to  us,  if  at  all.   Any

additional  funds  raised  will  be  used  for  general  and  administrative  expenses,  and  to  continue  with  our

research  and  development  activities.    The  quantity  of  funds  to  be  raised  and  the  terms  of  any  equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

We estimate that we will require approximately $250,000 to fund our general and administrative expenses

for  the  next  twelve  months.   We  will  also  require  approximately  $175,000  to  fund  our  share  of  the  costs for  the  RadMax  Engine,  being  the  master  design  integrator,  prototype  fabrication  and  labour  expense.

The  quantity  of  funds  to  be  raised  and  the  terms  of  any  equity  financing  that  may  be  undertaken  will  be negotiated by management as opportunities to raise funds arise.

Transactions with Related Parties

During  the  three  month  period  ended  July  31,  2010  and  July  31,  2009,  we  entered  into  the  following transactions with related parties:

−      During the three month period ended July 31, 2010, rent of $1,677 (2010 - $3,630) incurred with a company having common officers and directors.

−      During  the  three  month  period  ended  July  31,  2010,  management  fees  of  $7,500  (2010  -

$7,500) were paid to a company having common officers and directors.

−      During  the  three  month  period  ended  July  31,  2010,  research  and  development  costs  of

$18,750 (2010 - $6,356) were paid to a company having common officers and directors.

−      During  the  three  month  period  ended  July  31,  2010,  administrative  and  management  fees,

included  in  miscellaneous  office  expenses,  of  $4,470  (2010  -  $8,617)  and  directors’  fees  of

$3,000   (2010   -  $3,000)  were   paid   to   officers,   directors   and   companies   controlled  by

officers and directors for services rendered.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.  Amounts due from related parties are unsecured, non-interest bearing and due on demand.

At  July  31,  2010,  the  Company  is  owed  an  aggregate  of  $23,581  (April  30,  2010  -  $28,455)  by  related

parties  and  owed  an  aggregate  of  $193,964  (April  30,  2010  -  $146,741)  to  related  parties.   The  amounts

owed  are  unsecured,  non-interest  bearing  and  due  on  demand.    These  parties  are  companies  that  the

President of the Company controls or significantly influences.

Significant Recent Developments

Spin Off of 50% Interest in Silverknife Claims to Subsidiary

On August 9th, 2010 we announced that we intended to spin off our 50% interest in the Silverknife claims,

located  in  Liard  Mining  Division,  BC,  to  a  newly  created  subsidiary,  Minewest  Silver  and  Gold  Inc.

(“Minewest”).    Minewest  will  prepare  a  geological  report  on  the  Silverknife  claims.    Pursuant  to  an

agreement  between  our  company  and  Minewest  we  will  perform  a  $150,000  work  program  in  the  first

year  and  a  $250,000  work  program  in  the  second  year.    As  consideration  for  the  50%  interest  in  the

Silverknife  claims,  Minewest  will  issue  up  to  8,000,000  common  shares  to  our  company  and  we  will

retain  a  5%  net  profit  return.   We  plan  to  distribute  the  Minewest  shares  to  our  shareholders  on  a  7  to  1 basis as of a record date of August 27th, 2010.

We  advised  that  negotiations  were  underway  to  acquire  the  additional  50%  interest  in  the  Silverknife

claims.   Minewest  intends  to  raise  $250,000,  of  which  $150,000  will  be  flow-through  shares  to  be  spent on exploration, including drilling the known silver, lead and zinc targets, which were identified in a 3,000 foot drilling program completed in 1985.

Subsequently,  we  announced  that  we  were  extending  the  record  date  and  distribution  of  the  Minewest shares as a result of a letter received from Barry Price, who is associated with Rapitan Resources Inc., one of  the  optionors  of  the  Silverknife  claims.  In  his  letter  Mr.  Price  alleges  that  we  do  not hold an  interest  in the  claims  because  the  work  required  to  earn  the  interest  was  not  completed  by  January  1,  1985.

However, we  assert that an  amended agreement was signed by  all parties extending the completion of the work program to January 1, 1986, which work program was completed before that date.

Our  legal  counsel  has  reviewed  the  correspondence  and  responded  to  Mr.  Price  seeking  a  retraction  or  a

Supreme  Court  declaration  will  be  sought  that  we  have  fully  complied  with  the  work  obligation  and  hold a 50% vested interest. Mr. Price, through his legal counsel, has refused to withdraw his assertions.

Consequently,  we  will  delay  our  plan  to  transfer  ownership  of  the  50%  interest  to  Minewest  Silver  and

Gold Inc. until the dispute is resolved.

Directors and Officers

Our Board of Directors is as follows:

John Robertson

Jennifer Lorette

Suzanne Robertson

James Vandeberg

Robert Grisar

Our officers are:

John Robertson

President, Chief Executive Officer and Corporate Secretary

James Vandeberg

Chief Financial Officer

Share Capital

Our  authorized  capital  consists  of  65,000,000  shares,  consisting  of  50,000,000  common  shares  without par  value,  10,000,000  preferred  shares  with  a  par  value  of  $1.00  per  share  and  5,000,000  Class  "A"  non-

voting  shares  without  par  value.   Of  the  50,000,000  common  shares  without  par  value,  3,330,785  shares

(excluding  the  217,422  shares  owned  by  Rand)  were  outstanding  as  of  September  28,  2010.  There  are  no

Preferred or Class "A" Shares currently outstanding.

We  did  not  issue  any  equity  securities  for  the  three  month  period  ended  July  31,  2010  or  the  three  month period ended July 31, 2009.

The  following  is  a  summary  of  the  stock  options  and  share  purchase  warrants  outstanding  as  of  the  three months ended July 31, 2010:

Stock options:

Expiry Date

Exercise price

Number

Remaining

of options

contractual life

(years)

$

October 20, 2010

0.30

750,000

0.22

August 1, 2013

0.40

400,000

3.01

April 22, 2014

0.21

375,000

3.73

April 19, 2015

0.21

50,000

4.72

Options Outstanding

1,575,000

Share purchase warrants:

Weighted

Number of

average

warrants

exercise price

$

Outstanding at April 30, 2009

1,543,168

0.56

Issued

2,655,929

0.20

Expired

(228,000)

0.35

Outstanding at April 30, 2010

3,971,097

0.33

Expired

(1,315,168)

0.60

Outstanding at July 31, 2010

2,655,929

0.20

Changes in Accounting Policies

The  unaudited  interim  consolidated  financial  statements  for  the  three  months  ended  July  31,  2010  have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information  using  the  same  accounting  policies  and  methods  of  application  as  the  audited  consolidated financial statements of the Company for the year ended April 30, 2010.

IFRS Implementation Plan

We   have   commenced   the   development   of  an   International   Financial   Reporting   Standards   (“IFRS”)

implementation  plan  to  prepare  for  this  transition,  and  are  currently  in  the  process  of  analyzing  the  key

areas  where  changes  to  current  accounting  policies  may  be  required.   While  an  analysis  will  be  required

for all current accounting policies, the initial key areas of assessment will include:

▪     Exploration and development expenditures;

▪     Property and equipment (measurement and valuation);

▪     Stock-based compensation;

▪     Accounting for income taxes; and

▪     First-time adoption of International Financial Reporting Standards (IFRS 1).

As  the  analysis  of  each  of  the  key  areas  progresses,  other  elements  of  our  IFRS  implementation  plan  will

also   be   addressed,   including:   the   implication   of  changes   to   accounting   policies   and   processes   and

financial  statement  note  disclosure.   The  table  below  summarizes  the  expected  timing  of  activities  related to our transition to IFRS:

Initial  analysis  of  key  areas  for  which  changes  to  accounting  policies

In progress now

may be required

Detailed  analysis  of  all  relevant  IFRS  requirements  and  identification  of

In progress now

areas   requiring   accounting   policy   changes   or   those   with   accounting

policy alternatives

Assessment    of    first-time    adoption    (IFRS    1)    requirements    and

In progress now

alternatives

Final  determination  of  changes  to  accounting  policies  and  choices  to  be

By November 30, 2010

made with respect to first-time adoption alternatives

Resolution   of   the   accounting   policy   change   implications   on   the

By November 30, 2010

accounting processes

Quantification    of    the    financial    statement    impact    of    changes    in

Throughout 2010

accounting policies

Approval

Our  Board  of  Directors  have  approved  the  disclosures  in  this  MD&A.    A  copy  of  this  MD&A  will  be

provided to anyone who requests it.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.